Christian O. Nagler, P.C. To Call Writer Directly: +1 212 446 4660 christian.nagler@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

March 4, 2025

VIA EDGAR

Ms. Kate Tillan
Mr. Mark Brunhofer
Ms. Sonia Bednarowski
Mr. J. Nolan McWilliams

Office of Crypto Assets
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Webull Corporation (CIK No. 0001866364) Response to the Staff’s Comments on Amendment No. 4 to Registration Statement on Form F-4 Filed January 30, 2025 File No. 333-283635

Dear Ms. Tillan, Mr. Brunhofer, Ms. Bednarowski and Mr. McWilliams:

On behalf of our client, Webull Corporation (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 5, 2025 on the Company’s Amendment No. 4 to Registration Statement on Form F-4 filed on January 30, 2025 (the “Registration Statement”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Statements about the Company or otherwise regarding actions or acknowledgments of the Company are based on representations from the Company.

Concurrently with the submission of this letter, the Company is filing its Amendment No. 5 to Registration Statement on Form F-4 (the “Revised Registration Statement”) via EDGAR with the Commission for review.

Austin   Bay Area   Beijing   Boston   Brussels   Chicago   Dallas   Hong Kong   Houston   London   Los Angeles   Miami   Munich   Paris   Riyadh   Salt Lake City   Shanghai   Washington, D.C.

Division of Corporation Finance
Securities and Exchange Commission
March 4, 2025

Amendment No. 4 to Registration Statement on Form F-4

General

1.	Please confirm your understanding in writing that:

●	our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your disclosure or responses, or, with respect to your business operations, any conclusions you have made, positions you have taken, or practices you have engaged in or may engage in.

●	declaring the filing effective does not foreclose the Commission from taking any action or advancing any position with respect to the filing, the company, or the company’s practices.

The Company hereby respectfully confirms its understanding that the Staff’s decision not to issue additional comments should not be interpreted to mean that the Staff either agrees or disagrees with the Company’s disclosure or responses, or, with respect to the Company’s business operations, any conclusions the Company has made, positions the Company has taken, or practices the Company has engaged in or may engage in and that declaring the Revised Registration Statement effective does not foreclose the Commission from taking any action or advancing any position with respect to the Revised Registration Statement, the Company, or the Company’s practices.

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Division of Corporation Finance
Securities and Exchange Commission
March 4, 2025

If you have any questions regarding the Company’s responses, please feel free to contact me at christian.nagler@kirkland.com or by telephone at +1 212 446 4660.

Thank you for your time and attention.

Very truly yours,

/s/ Christian O. Nagler, P.C.
Christian O. Nagler, P.C.

cc:	H. C. Wang, Chief Financial Officer, Webull Corporation

Benjamin James, Esq., General Counsel, Webull Corporation

Richard Chin, Chief Executive Officer, SK Growth Opportunities Corporation

Derek Jensen, Chief Financial Officer, SK Growth Opportunities Corporation

Robert G. Day, Esq., Wilson Sonsini Goodrich & Rosati

Ethan Lutske, Esq., Wilson Sonsini Goodrich & Rosati

Lianna C. Whittleton, Esq., Wilson Sonsini Goodrich & Rosati

Cionie Lopez, Partner, KPMG LLP

Fatema Raza, Partner, WithumSmith+Brown, PC